DATE: July 6, 2009

INCENTIVE OPTION AGREEMENT
激励选择权协议

BETWEEN
由

TAN, Shaohua

AND
与

Grantees
被授予人

Date: July 6, 2009
日期：2009 年 7 月 6 日

THIS INCENTIVE OPTION AGREEMENT (this "**Agreement**") is made on July 6, 2009 by and between TAN, Shaohua, a Singapore citizen, with Singapore Passport number of S2598519B (the "**Grantor**") and LV, Jianhua (a "**Grantee**" individually, and the "**Grantees**" collectively).

本激励选择权协议（"本协议"）由TAN, Shaohua，一位持有编号为S2598519B新加坡护照的新加坡公民（"授予人"）和吕建华（单独称为"被授予人"，合称"各被授予人"）于2009年7月6日签订。

The Grantor and the Grantees are collectively referred to as the "**Parties**" and each of them as a "**Party**".

授予人和各被授予人合称"各方"，单独称为"一方"

Whereas, the Grantor owns 100% issued and outstanding shares of Honour Express Limited, a British Virgin Islands company (the "Company") which owns 51.03% issued and outstanding shares of Top Favour Limited, another BVI company ("Top Favour");

鉴于，授予人拥有一家英属维京群岛公司，迅荣有限公司的100%发行或已发行股份（"公司"），迅荣有限公司持有另一家英属维京群岛公司隆恩有限公司（"隆恩公司"）51.03%发行或已发行股份。

Whereas, the Top Favour intends to complete a reverse merger;

鉴于，隆恩公司意图进行反向并购。

Whereas, the Grantee has contributed to the growth of the Company and its subsidiaries (collectively, the "**Group**"). In consideration of the Grantee's contributions to the Group and as an incentive to the Grantee to continue his commitment to the Group, the Grantor has agreed to grant to the Grantee, and the Grantee has agreed to accept from the Grantor, an incentive option (the "**Option**") to purchase certain number of ordinary shares of the Company (the "**Option Shares**") as set forth in **Schedule A** to this Agreement.

鉴于，被授予人对公司及其诸子公司（合称"集团"）的增长有所贡献。以被授予人向集团已经作出的贡献为对价并作为对被授予人向集团持续承诺的激励，授予人同意授予被授予人，且被授予人同意从公司接受购买公司本协议附件A列出一定数量普通股（"选择权股份"）的激励选择权（"选择权"）。

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

据此，基于前述事实以及双方在本协议项下所做的相互承诺与保证，以及双方在此确认收讫并确认充分的其他良好有价对价，协议双方现达成如下协议，以资信守：

1. **DEFINITIONS**
   定义

1.1. Defined Terms : In this Agreement (including the Recitals and the Schedules), unless the context otherwise requires, the following words and expressions shall have the following meanings:
定义的术语：本协议（包括鉴于条款、附录及附件）中，除上下文另有所指外，下列词语表达的含义如下：

"**Business Day**" means a day (other than Saturdays, Sundays and public holidays) on which banks are generally open for business in China;
"工作日"指中国境内银行通常营业日（除周六、周日及公众假日外）；

"**China**" or "**PRC**" means the People's Republic of China;
"中国"指中华人民共和国；

"**Completion Date**" means the date falling seven (7) Business Days after the service of the Exercise Notice by the Grantee on the Company;
"交割日"指被授予人向公司发出行权通知后的七（7）个工作日届满之日；

"**Completion**" means the completion of the sale to and purchase by the Grantee of the Option Shares under this Agreement;
"交割"指本协议项下选择权股份的买卖完成；

"**Distributions**" means any cash proceeds arising from or in respect of, or in exchange for, or accruing to or in consequence of the Option Shares from the Effective Date to the Completion Date, including without limitation the Dividends.
"分红"指自生效日始至交割日止，源自、有关于、基于交换、孳息于、或产生于选择权股份的任何现金收益，包括但不限于红利；

"**Dividends**" means the dividends declared by the Company and accrued in respect of the Option Shares (whether or not such dividends shall have been paid and received by the Grantee);
"红利"指由选择权股份而产生的经公司公告并累计的股息（无论该股息是否已被支付并由被授予人获得）

"**Effective Date**" means the date of Securities Exchange;
"生效日"指换股之日；

"**Exercise**" means the exercise by the Grantee or his Nominee(s) of the Option pursuant to the terms of this Agreement;
"行权"指由选择权之被授予人或其提名人依本协议条款行权；

"**Exercise Notice**" means the notice substantially in the form set out in Part I of **Schedule B**;
"行权通知"指符合附件 B 第 I 部分中指明格式之通知；

"**Exercise Price**" means the exercise price to be paid by the Grantee to the Grantor in respect of the Option Shares issued to such Grantee as set forth opposite his name in **Schedule A**;
"行权价"指就发行给附件 A 所列该被授予人的相应选择权股份由被授予人向授予人所支付之行权价格。

"**Nominee**" means such person nominated by a Grantee in the Transfer Notice to be the transferee of the Option or Option Shares;
"提名人"指由被授予人在过户通知中提名的选择权或选择权股份之受让人；

"**Option Effective Date**" has the meaning ascribed to it in Clause 2.3;
"选择权生效日"之定义见第 2.3 条款；

"**Performance Target**" has the meaning ascribed to it in Clause 3;
"履约目标"之定义见第 3 条款；

"**RMB**" means the lawful currency of China;
"人民币"指中国合法流通货币；

"**US\$**" or "**United States Dollar**" means the lawful currency of the United States of America.
"美元"或"美国元"指美利坚合众国之合法流通货币。

1.2.   Interpretation: Except to the extent that the context requires otherwise:
解释：除上下文另有要求外：

1.2.1   words denoting the singular shall include the plural and vice versa; words denoting any gender shall include all genders; words denoting persons shall include firms and corporations and vice versa;
单数词应包括复数含义，反之亦然；带有一种性别含义的词语包括每一性别，指一个人的词语包括公司和法人，反之亦然；

1.2.2   any reference to a statutory provision shall include such provision and any regulations made in pursuance thereof as from time to time modified or re-enacted whether before or after the date of this Agreement and (so far as liability thereunder may exist or can arise) shall include also any past statutory provisions or regulations (as from time to time modified or re-enacted) which such provisions or regulations have directly or indirectly replaced;
所指法律规定应包括其规定和就此制定的规章，以及任何修订、重新制定的内容，不论该修订或重新制定发生于本协议日之前或之后。并且（只要该规定项下之责任可能存在或可以出现）也应包括任何过去的被（修订、重新制定）直接或间接取代的法律规定或规章；

1.2.3   the words "**written**" and "**in writing**" include any means of visible reproduction;
词语"书面的"或"以书面形式"，包括可见性重现之任何方式；

1.2.4   any reference to "**Clauses**", "**Recitals**" and "**Schedules**" are to be construed as references to clauses and recitals of, and schedules to, this Agreement; and
引用"条款"、"鉴于条款"及"附件"，应解释为指向本协议之条款、鉴于条款及附件；及

1.2.5   any reference to a time of day is a reference to China time unless provided otherwise.
除上下文另有所指外，时间指中国时间。

1.3.   Headings: The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement.
标题：本协议标题之加入仅为方便之用且在解释本协议时应予忽略。

2.   **OPTION**

2.1.   Option: In consideration of the contributions which each Grantee has made to the Group and his continuing commitment to the Group, the Grantor hereby irrevocably and unconditionally grants to such Grantee an Option for such Grantee to acquire from the Grantor, at the Exercise Price, at any time during the Exercise Period (defined below), to the extent that the Option has vested, any or all of the Option Shares set forth opposite such Grantee's in **Schedule A** hereto, free from all claims, liens, charges, pledges, mortgages, trust, equities and other encumbrances, and with all rights attaching thereto on the Completion Date.

2.1 <u>选择权</u>   以被授予人向集团已经作出的贡献和被授予人向集团持续承诺为对价，授予人在此不可撤销地、无条件地授予附件 A 所列姓名的被授予人在行权期间（定义见下文）内的任何时间，在授予的选择权范围内按照行权价向授予人购买选择权股份的选择权，前述选择权股份在交割日不应存在任何索赔、留置、抵押、质押、担保、信托或其他股份担保，且应附有所有相关权利。

2.2. <u>Vesting Schedule</u>: Subject to the terms and conditions hereto, the Option may be exercised, in whole or in part, in accordance with the following schedule:
授予方案：基于本协议条款和条件，选择权根据下列方案全部或部分行权：

34% of the Option Shares subject to the Option shall vest and become exercisable on the date of fulfillment of the 2009 Revenue (as defined below) and execution of a binding employment agreement between Grantee and Top Favour for a term of not less than five years to serve as Top Favour's Chief Executive Officer and Chairman of its Board of Directors., 33% of the Option Shares subject to the Option shall vest and become exercisable on the date of fulfillment of the 2010 Revenue (as defined below) and 33% of the Option Shares subject to the Option shall vest and become exercisable on the date of fulfillment of the 2011 Revenue (as defined below).
选择权中 34％的选择权股份应于 2009 年业绩达成日（定义见下文）并且被授予人与隆恩公司签署授予不少于五年的担任隆恩公司首席执行官和董事长聘用合同时可行权；选择权中 33％的选择权股份应于 2010 年度收入业绩达成日（定义见下文）授予并可行权；选择权中 33％的选择权股份应于 2011 年度收入业绩达成日（定义见下文）授予并可行权；

2.3. <u>Exercise Period</u>: The Option shall vest and become effective and exercisable at the times commencing on the dates set forth in Section 2.2 (the "Option Effective Date") and shall expire five years from the date of the Option. The Option may be exercised by the Grantee (or his Nominee on behalf of the Grantee), to the extent that the Option shall have vested, and only to that extent, at any time prior to five years from the date of this Option ("**Exercise Period**").
2.3 <u>行权期间</u>   选择权应自第 2.2 条所述日期起授予、生效和可行权（"选择权生效日"），并于选择权之日起 5 年到期。被授予人（或代表授予人的提名人）在本选择权日起 5 年内（"行权期间"）并在选择权已被授予的范围内也仅在该范围内，可以进行行权。

2.4. <u>Nominees</u>: The Grantee may, at any time during the Exercise Period, at his sole discretion, nominate one or more person(s) (each a "**Nominee**") to be the transferee(s) of whole or part of the shares subject to his Option, who shall hold and/or exercise the transferred Option on behalf of the Grantee.
2.4 <u>提名人</u>   被授予人在行权期间内可以随时自行提名一人或多人（均称为"提名人"），作为他所享有受限于选择权的部分或全部股份受让人，前述提名人应代表被授予人持有和/或行使该项经转让的选择权。

2.5. <u>Exercise Notice</u>: The Option may be exercised by the Grantee or his Nominee(s), in whole or in part, at any time during the Exercise Period, by serving an Exercise Notice on the Company.
2.5 <u>行权通知</u>   在行权期间内，被授予人或其提名人随时可以通过向公司递送行权通知的方式行使全部或部分选择权。

2.6. <u>Exercise</u>: The Grantor agrees that he shall, upon receipt of the Exercise Notice, transfer to the Grantee (or his Nominee(s), as the case may be) any and all of the Option Shares specified in the Exercise Notice, free from all claims, liens, charges, pledges, mortgages, trust, equities and other encumbrances, and with all rights now or hereafter attaching thereto. The Option shall be exercisable only in compliance with the laws and regulations of the PRC and the British Virgin Islands, and such Grantee (or his Nominee(s), as the case may be) shall complete any and all approval or registration procedures regarding the exercise of his Option at PRC competent authorities in accordance with applicable PRC laws and regulations.

2.6 行权　授予人同意，其将在收到行权通知的前提下，向被授予人（或其提名人，依情况而定）转让行权通知所述数额的选择权股份。前述选择权股份不应存在任何索赔、留置、抵押、质押、担保、信托或其他股份担保，且应附有所有相关权利。该等选择权仅在遵守中国和英属维尔京群岛法律、法规时可行权。且为遵守所适用的中国法律法规，该被授予人（或其提名人，依情况而定）应在中国主管当局就他的选择权的行权完成全部批准或登记程序。

2.7. Transfer Notice: In case that a Grantee transfers any or all of his Option to one or more Nominee(s) in accordance with Clause 2.4 above, the Grantee shall serve a Transfer Notice on the Company.

2.7 过户通知　如果被授予人根据上述 2.4 条的规定向一位或多位提名人转让其全部或部分选择权，被授予人应向授予人递送过户通知。

2.8. Transfer to Nominees: The Grantor agrees that he shall, upon receipt of the Transfer Notice, take all actions necessary to allow the Nominee(s) to be entitled to any or all of Option Shares specified in the Transfer Notice.

2.8. 转让给提名人　授予人同意，在收到过户通知后，其将采取必要措施保证提名人按照过户通知载明的数额享有相应的选择权股份。

Upon exercise by any Nominee(s) of the transferred Option on behalf of the Grantee, the Grantee shall serve the Exercise Notice on the Grantor in his own name for the exercising Nominee(s). Upon receipt of such Exercise Option, the Grantor shall issue to such Nominee(s) any and all of the relevant Option Shares in the same manner as specified in Clause 2.6.

在提名人代表被授予人行使转让选择权时，被授人予应以自己的名义为行权的提名人向授予人递送行权通知。在收到过户通知后，授予人应依与本协议 2.6 条款规定相同的方式，向该等提名人发行部分或全部相关选择权股份。

2.9. Payment of Exercise Price: Upon Exercise of the Option in whole or in part, the Grantee (or his Nominee(s), as the case may be) shall pay the Exercise Price to the Grantor.

2.9 行权价款的支付　在上述选择权全部或部分行使之时，行权的被授予人（或其提名人，依情况而定）应向授予人支付行权价款。

2.10. The Grantor's Obligation upon Exercise: The Grantor agrees that upon the Exercise of any Option by a Grantee (or his Nominee(s)), he shall cause and procure the number of Option Shares provided in the Exercise Notice to be transferred to the Grantee (or his Nominee(s)) within seven (7) Business Days after the date of the Exercise Notice.

2.10 行权时授予人的义务　授予人同意，在被授予人（或其提名人）行使选择权时，应在行权通知之日起七个工作日内，促使前述通知载明的选择权股份数额转让给被授予人（或其提名人）。

3. **PERFORMANCE TARGET AND CONDITION PRECEDENT**
3. **履约目标和前提条件**

3.1. The obligation of the Grantor to effect the Option and the issuance of Option Shares to an exercising Grantee upon his Exercise of the Option shall be subject to the fulfilment of the following conditions (the "**Performance Target**") set forth in **Exhibit A** hereto.

3.1 授予人使选择权生效并在选择权行权时按照行权价向行权的被授予人有效转让选择权股份的责任以附录 A 载明的相关条件（"履约目标"）达成为前提。

4. INFORMATION, DISTRIBUTIONS AND ADJUSTMENTS
4. 信息、分红和调整

4.1. Information: The Grantee shall be entitled to request from the Grantor at any time before the Completion, a copy of any information received from the Grantor which may be in the possession of the Grantor and, upon such request, the Grantor shall provide such information to the Grantee.

4.1 信息　在上述交割前的任何时间，被授予人有权要求授予人向其提供授予人获得的在授予人处的任何信息副本；授予人应根据此等要求向被授予人提供相应信息。

4.2. Distributions: The Grantor agrees that each Grantee shall be entitled to all the Distributions in respect of his Option Shares. In the event that any such Distributions have been received by the Grantor for any reason, the Grantor shall cause the existing shareholder at the request of the Grantee to pay an amount equivalent to the Distributions received to the Grantee.

4.2 分红　授予人同意，各被授予人有权获得对于其选择权股份的分红。如果授予人基于任何事由获得上述分红，授予人应促使现有股东应被授予人的要求，按照与获得的分红相同的金额，向上述被授予人支付等值款项。

4.3. Adjustments: If, prior to the Completion, the Company shall effect any adjustment in its share capital (such as share split, share dividend, share combination or other similar acts), then the number of Option Shares and the Exercise Price shall be adjusted accordingly to take into account such adjustment.

4.3 调整　如果在上述交割前，公司股本进行有效调整（例如：股份分拆、股份分红、股份合并或是其他类似调整），被授予人在行权时受让的选择权股份数额和行权价应在考虑到此等调整的情况下进行相应调整。

5. COMPLETION
5 交割

5.1. Time and Venue: Completion of the sale and purchase of the Option Shares pursuant to the Exercise shall take place at such place decided by the Grantee on the Completion Date and reasonably acceptable to the Grantor. The parties agree that Hong Kong is a reasonable place for the completion of the sale.

5.1 时间和地点　基于上述行权而进行的选择权股份买卖应于交割日在被授予人确定的并且授予人接受的地点进行交割。各方同意香港是一个出售交割的合理的地点。

5.2. Business at Completion: At Completion of each Exercise, all (but not part only) of the following shall be transacted:

5.2 交割事项：在每次行权交割之时，以下所有（而非部分）事项均应办理：

5.2.1 the exercising Grantee shall pay the Exercise Price to the Grantor by wire transfer or such other method as shall be reasonably acceptable to Grantor;

5.2.1 行权的被授予人应以电汇或授予人可合理接受的其他方式向授予人支付行权价；

5.2.2 the Grantor shall, and to the extent that any action on the part of other shareholders or the directors is required, procure the then existing shareholders and directors of the Company to, within seven (7) Business Days after the date of Exercise Notice, deliver to the exercising Grantee (or his Nominee(s), same below) the following documents and take all corporate actions necessary to give effect to such delivery:

5.2.2 授予人及某种程度上被要求采取行动的其他股东或董事，应当并促使公司当时的股东和董事，在行权通知之日起七个工作日内，向行权的被授予人（或其提名人，以下相同）递送下列文件并采取使之生效的所有必备法人行动：

(a) a share certificate or share certificates in respect of the number of the Option Shares exercised by the Grantee;

（a） 载明行权的被授予人行权的选择权股份数额的股权凭证；

(b) a certified true copy of the register of members of the Company updated to show the entry of the Grantee as the holder of the Option Shares so exercised; and

（b） 更新过的公司股东名册的经认证的真实副本，该副本应载明此行权被授予人作为经行权的选择权股份的持有人进入股东名册；

(c) any other documents as the Grantee may reasonably believe necessary to give effect to the transfer of the exercised Option Shares.

(C) 被授予人合理地相信使行权选择权股份转让生效所必需的其他文件

6. CONFIDENTIALITY
6. 保密

The transaction contemplated hereunder and any information exchanged between the Parties pursuant to this Agreement will be held in complete and strict confidence by the concerned Parties and their respective advisors, and will not be disclosed to any person except: (i) to the Parties' respective officers, directors, employees, agents, representatives, advisors, counsel and consultants that reasonably require such information and who agree to comply with the obligation of non-disclosure pursuant to this Agreement; (ii) with the express prior written consent of the other Party; or (iii) as may be required to comply with any applicable law, order, regulation or ruling, or an order, request or direction of a government agency; provided, however, that the foregoing shall not apply to information that: (1) was known to the receiving Party prior to its first receipt from the other Party; (2) becomes a matter of public knowledge without the fault of the receiving Party; or (3) is lawfully received by the Party from a third person with no restrictions on its further dissemination.

协议各方及其顾问应对于本协议相关交易及有关信息严格保密，不应向任何人员披露；除非：(i) 在协议各方的管理人员、董事、员工、代理、代表、顾问均同意遵守本条保密义务和无披露约定的前提下，根据前述人员的合理要求向该人员进行披露；(ii) 经本协议另一方书面同意的披露；(iii) 根据相关法律、法令、法规、判令的要求，或是根据有关部门的指示所进行的披露；但是，上述规定不应适用于以下信息：(1) 接受方在从协议另一方取得相关信息之前已经取得的信息；(2) 非因接受方违约而被公众知晓的信息；(3)协议一方从不受传播限制的第三方处合法取得的信息。

7. GRANTOR'S UNDERTAKINGS
7. 授予人的保证

Without the prior written consent of Grantee, the Grantor shall not and shall procure the Company not to, (i) issue or create any new shares, equity, registered capital, ownership interest, or equity-linked securities, or any options or warrants that are directly convertible into, or exercisable or exchangeable for, shares, equity, registered capital, ownership interest, or equity-linked securities of the Company, or other similar equivalent arrangements, (ii) alter the shareholding structure of the Company (other than as a result of the transfer of existing shares by a shareholder), (iii) cancel or otherwise alter the Option Shares, (iv) amend the register of members or the memorandum and articles of association of the Company, (v) liquidate or wind up the Company, or (vi) act or omit to act in such a way that would be detrimental to the interest of the Grantee in the Option Shares. The Grantor shall disclose to the Grantee true copies of all the financial, legal and commercial documents of the Company and the resolutions of the shareholders and the board of directors.

在未经各被授予人预先书面批准的前提下，授予人不得且应促使公司不得：(i) 发售或创设任何新股份、股权、注册资本、所有权益或类似股权的证券，以及可以直接行权转换为公司股份、股权、注册股本或所有权益的相关证券、购买选择权、认股权证或类似协议；(ii) 变更公司的控股结构（但股东对现存股份转让的结果除外）；(iii) 注销或变更选择权股份；(iv) 修订公司章程或公司股东名册；(v) 对于公司进行清盘或歇业； (vi) 任何可能对于各被授予人的选择权股份产生不利影响的作为或不作为。此外，授予人应向各被授予人披露公司财务、法律或商业文件的所有真实副本，以及公司的股东会决议和董事会决议。

8.   MISCELLANEOUS
8.   附则

8.1.   <u>Indulgence, Waiver Etc</u>: No failure on the part of any Party to exercise and no delay on the part of such Party in exercising any right hereunder will operate as a release or waiver thereof, nor will any single or partial exercise of any right under this Agreement preclude any other or further exercise of it or any other right or remedy.

8.1   <u>豁免、弃权</u>   任何协议一方对于本协议相关权利的不行使或是迟延行使均不应视为该项权利的弃权或豁免；行使本协议项下的某一或部分权利，并不影响行使进一步权利、行使其他权利或救济。

8.2.   <u>Effective Date and Continuing Effect of Agreement</u>: This Agreement shall take effect from the Effective Date. All provisions of this Agreement shall not, so far as they have not been performed at Completion, be in any respect extinguished or affected by Completion or by any other event or matter whatsoever and shall continue in full force and effect so far as they are capable of being performed or observed, except in respect of those matters then already performed.

8.2   <u>生效日及协议的持续效力</u>   本协议应自生效日起生效。除已经履行的相关条款外，本协议所有条款如在交割时尚未被履行，应保持完整的效力，均不应基于上述交割而失效或是受到其他相关事由的影响。

8.3.   <u>Successors and Assigns</u>: This Agreement shall be binding on and shall ensure for the benefit of each of the Parties' successors and permitted assigns. Any reference in this Agreement to any of the Parties shall be construed accordingly.

8.3   <u>承继人和受让人</u>   本协议基于协议各方及其承继方和许可转让方的利益而订立，并对于上述各方有约束效力。对本协议所涉的各方应作据此解释。

8.4.   <u>Further Assurance</u>: At any time after the date of this Agreement, each of the Parties shall, and shall use its best endeavors to procure that any necessary third party shall, execute such documents and do such acts and things as any other Party may reasonably require for the purpose of giving to such other Party the full benefit of all the provisions of this Agreement.

8.4   <u>进一步保证</u>   自本协议签署之日起，为使协议对方获得本协议项下的充分利益，协议各方均应根据协议对方的合理要求，签署必要文件或采取必要的行动；或尽最大努力促使必要的第三方签署必要文件或采取必要的行动。

8.5.   <u>Remedies</u>: No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise, and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by any Party shall not constitute a waiver by such Party of the right to pursue any other available remedies.

8.5   救济   本协议约定的所有救济均不应排除普通法、衡平法、制订法等救济措施的适用；上述救济均应视为累积救济，且不应与前述普通法、衡平法、制订法等救济产生任何关联。协议方选择一项或是多项救济不应视为放弃其他救济措施。

8.6.   Severability of Provisions: If any provision of this Agreement is held to be illegal, invalid or unenforceable in whole or in part in any jurisdiction, this Agreement shall, as to such jurisdiction, continue to be valid as to its other provisions and the remainder of the affected provision; and the legality, validity and enforceability of such provision in any other jurisdiction shall be unaffected.

8.6   条款可分性   如果本协议的任何条款在任何法域被认定为非法、无效或不可履行，则本协议其他条款仍应保持完全的法律效力；并且，前述被认定无效的条款在其他法域内的合法性、有效性和可履行性均不应影响。

8.7.   Governing Law: This Agreement shall be governed by, and construed in accordance with, the laws of the British Virgin Islands.

8.7   适用法律   本协议应适用英属维尔京群岛的法律，并根据该法律进行解释。

8.8.   Dispute Resolution: In the event of any dispute, claim or difference (the "**Dispute**") between any Parties arising out of or in connection with this Agreement, the Dispute shall be resolved in accordance with the following:

8.8   争议解决   协议各方在本协议履行过程中产生的所有争议、索赔或分歧（"**争议**"）均应通过以下方式解决：

(a)   *Negotiation between Parties; Mediations*. The Parties agree to negotiate in good faith to resolve any Dispute. If the negotiations do not resolve the Dispute to the reasonable satisfaction of all parties within thirty (30) days, subsection (b) below shall apply.

(a)   各方协商；调解   协议各方同意通过善意协商解决相关争议，如果协议各方未能在三十天内通过协商方式满意解决相关争议，则应按照下述约定解决该项争议。

(b)   *Arbitration*. In the event the Parties are unable to settle a Dispute in accordance with subsection (a) above, such Dispute shall be referred to and finally settled by arbitration at Hong Kong International Arbitration Centre in accordance with the UNCITRAL Arbitration Rules (the "UNCITRAL Rules") in effect, which rules are deemed to be incorporated by reference into this subsection (b). The arbitration tribunal shall consist of three arbitrators to be appointed according to the UNCITRAL Rules. The language of the arbitration shall be English.

(b)   仲裁：如果协议方未能按照上述(a)款约定的方式解决相关争议，该项争议应递交香港国际仲裁中心根据有效的联合国国际贸易法委员会仲裁规则（"联合国仲裁规则"）进行终局裁决，前述规则应视为本款约定不可分割的组成部分。仲裁庭应根据联合国仲裁规则任命的三名仲裁员组成。仲裁程序应使用英语进行。

8.9.   Counterparts: This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party hereto may enter into this Agreement by signing any such counterpart.

8.9   份数   本协议可签署多份，各份共同构成同一协议文件。本协议任何一方均可通过签署任何一份的方式订立本协议。

[SIGNATURE PAGE FOLLOWS]
[以下是签名页]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement on the date first above written.

兹证明，协议各方于本协议首页载明之日期签署本协议。

The Grantor
授予人



By: _____
签名：
Name: TAN, Shaohua
姓名：TAN, Shaohua

The Grantee
被授予人



By: _____
签名：
Name: LV, Jianhua
姓名：吕建华

EXHIBIT A
附录 A

PERFORMANCE TARGETS
履约目标

2009 Revenue RMB 300,000,000.00

2009 年度收入业绩人民币 300,000,000.00

2010 Revenue RMB 315,000,000.00

2010 年度收入业绩人民币 315,000,000.00

2011 Revenue RMB330,750,000.00

2011 年度收入业绩人民币 330,750,000.00

SCHEDULE A
附件 A

<u>Grantee and Option Shares</u>
被授予人及选择权股份

Grantees 被授予人	**ID Card/Passport Number** 身份证/护照号码	**Number of Option Shares** 选择权股份数	**Exercise Price** 行权价
LV, Jianhua 吕建华	410403196711232014	1000	Nominal Value

SCHEDULE B

附件 B

Part I
第 I 部分

<u>Form of Exercise Notice</u>
<u>行权通知格式</u>

To : TAN, Shaohua
致： TAN, Shaohua

From : LV, Jianhua
递送方： 吕建华

We refer to the Incentive Option Agreement (the "**Option Agreement**") dated July 6, 2009 made between the Grantee and the Grantor. Terms defined in the Option Agreement shall have the same meanings as used herein.
我们参照被授予人与授予人于 2009 年 7 月 6 日签订的激励选择权协议（“选择权协议”）。此处所用术语与选择权协议的定义具有同等含义。

We hereby give you notice that we require you to sell to us / [*Nominees' names*] in accordance with the terms and conditions of the Option Agreement, the following Option Shares at the Exercise Price set out below, subject to the terms and conditions set out in the Option Agreement. Completion shall take place at [ ] on [ ] at the office of .Top Favour Limited
我们在此通知贵方，我们要求贵方依据选择权协议的条款和条件向我们/[被提名人姓名]按下列行权价出售如下选择权股份。根据选择权协议所规定的条款和条件，交割应于【】日【】时在隆恩有限公司办公室进行。

<u>Grantee</u> <u>被授予人</u>	<u>Option Shares</u> <u>选择权股份</u>	<u>Exercise Price</u> <u>行权价</u>
<u>LV Jianhua</u> <u>吕建华</u>		<u>$USD 1.00 per share</u> <u>1 美元/股</u>

Dated [ ]
日期【 】

Yours faithfully
此致

敬礼

____
Name: LV, Jianhua
姓名：吕建华

<p style="text-align:center">The Example of Exercise Notice
行权通知范例</p>

Assuming the Top Favour Limited and its subsidiaries fulfil the 2009 Revenue Target and enter into an employment agreement with Mr. LV, Jianhua to hire him as CEO for no less than 5 years before January 1, 2010, then if Mr. Lv decides to exercise its option at that time, the Exercise Notice will be:
假设隆恩有限公司及子公司于 2010 年 1 月 1 日前实现 2009 年年收入目标并且与吕建华签署不少于 5 年的聘用其为首席执行官的合同，则如果吕先生想在该时间行权话，行权通知将为：

To   : TAN, Shaohua
致：   TAN, Shaohua

From   :   LV, Jianhua
递送方：   吕建华

We refer to the Incentive Option Agreement (the "**Option Agreement**") dated July 6, 2009 made between the Grantee and the Grantor. Terms defined in the Option Agreement shall have the same meanings as used herein.
我们参照被授予人与授予人于 2009 年 7 月 6 日签订的激励选择权协议（"选择权协议"）。此处所用术语与选择权协议的定义具有同等含义。

We hereby give you notice that we require you to sell to us in accordance with the terms and conditions of the Option Agreement, the following Option Shares at the Exercise Price set out below, subject to the terms and conditions set out in the Option Agreement. Completion shall take place at 10 am, on January 1, 2010 at the office of .Top Favour Limited
我们在此通知贵方，我们要求贵方依据选择权协议的条款和条件向我们按下列行权价出售如下选择权股份。根据选择权协议所规定的条款和条件，交割应于 2010 年 1 月 1 日上午 10 时于隆恩有限公司办公室进行。

Grantee 被授予人 LV Jianhua 吕建华	Option Shares 选择权股份 340	Exercise Price 行权价 $USD 1.00 per share 1美元/股

Dated: January 1, 2010
日期 2010 年 1 月 1 日

Yours faithfully
此致

<p style="text-align:center">敬礼</p>

_____

Name: LV, Jianhua
姓名：吕建华